UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026 (Report No. 2)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On February 5, 2026, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Purchaser (the “Registered Direct Offering”): (i) 4,000,000 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at an offering price of $0.70 per share; and (ii) pre-funded warrants to acquire up to 2,785,715 Ordinary Shares (the “Pre-Funded Warrants”) at an offering price of $0.6999 per Pre-Funded Warrant.

The Pre-Funded Warrants were sold to the Purchaser, whose purchase of Ordinary Shares in the Registered Direct Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. In addition, Pursuant to the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 60 days after the closing of the Registered Direct Offering, subject to certain exceptions.

The Ordinary Shares and Pre-Funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-289324) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on December 12, 2025, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated February 5, 2026 (the “Prospectus Supplement”).

In a concurrent private placement (together with the Registered Direct Offering, the “Offering”), pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchaser ordinary warrants to acquire up to 6,785,715 Ordinary Shares (the “Ordinary Warrants” and, together with the Ordinary Shares and the Pre-Funded Warrants, the “Securities”). The Ordinary Warrants are exercisable six months after their issuance at an exercise price of $0.70 per Ordinary Share and will expire on the five year anniversary of their initial exercise date. The Ordinary Warrants and the Ordinary Shares issuable upon the exercise of the Ordinary Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), were not offered pursuant to the Registration Statement and Prospectus Supplement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder.

The Purchase Agreement requires the Company to file a registration statement on Form F-1 (or any other available form), as soon as practicable (and in any event within 75 calendar days of the date of the Purchase Agreement), to register the Ordinary Shares issuable upon exercise of the Ordinary Warrants and to use commercially reasonable efforts to cause such registration statement to become effective within 105 days, or within 120 days of the filing of the registration statement in the event of a full review by the Commission, and to keep such registration statement effective as provided in the Purchase Agreement.

In connection with the Offering, the Company also entered into an agreement to amend existing warrants (the “Warrant Amendment Agreement”) that were previously issued in December 2023 to the investor participating in the Offering. Such existing warrants originally entitled the investor to purchase up to 3,031,250 Ordinary Shares of the Company, with an exercise price of $1.28 per share. Such existing warrants have been amended to reduce the exercise price to $0.70 per share, extend the expiration date from June 27, 2027 to February 5, 2031, revise the fundamental transaction provision in the warrants and revise the cashless exercise provision with respect to computing the valuation of the Ordinary Shares.

On February 5, 2026, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%). The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $50,000, and to pay non-accountable expenses in the amount of $12,500.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement, the Ordinary Warrants, the Pre-Funded Warrants and the Warrant Amendment Agreement do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 4.1, 4.2 and 4.3, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering entitled “Inspira Announces Pricing of $4.75 Million Registered Direct Offering and Concurrent Private Placement Priced At-the-Market under Nasdaq Rules,” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the opinions of Sullivan & Worcester Tel Aviv (Har-Even & Co.) and Sullivan & Worcester LLP relating to the legality of the issuance and sale of the Ordinary Shares and the Pre-Funded Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

This 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the Offering and the expected use of proceeds. All statements other than statements of historical facts included in this 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Commission on March 20, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit No.	Description
4.1	Form of Ordinary Warrant
4.2	Form of Pre-Funded Warrant
4.3	Form of Warrant Amendment Agreement
5.1	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
5.2	Opinion of Sullivan & Worcester LLP
10.1	Placement Agency Agreement, dated as of February 5, 2026, by and between the Company and A.G.P./Alliance Global Partners.
10.2	Form of Securities Purchase Agreement, dated as of February 5, 2026, by and between the Company and the purchaser party thereto.
23.1	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1).
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on February 5, 2026, titled “Inspira Announces Pricing of $4.75 Million Registered Direct Offering and Concurrent Private Placement Priced At-the-Market under Nasdaq Rules.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: February 6, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

3